

February 28, 2023

Michael J. Alkire
President and Chief Executive Officer
Premier, Inc.
13034 Ballantyne Corporate Place
Charlotte, NC 28277

> **Re: Premier, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2022**
> **Filed August 16, 2022**
> **File No. 001-36092**

Dear Michael J. Alkire:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2022

General

1.   We note your Section 302 and Section 906 certifications included as exhibits to your filing, reference the CEO's and CFO's review and certification of the Company's "quarterly report on Form 10-Q" as opposed to the annual report on Form 10-K. Please file an amendment to your annual report that includes revised certifications which reference the correct report. In doing so, please refile the Form 10-K in its entirety, along with updated certifications that are currently dated and refer to the Form 10-K/A.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Stephen Kim at 202-551-3291 or Abe Friedman at 202-551-8298 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services